Exhibit 17.1

June 6, 2017

Board of Directors
Aralez Pharmaceuticals Inc.

7100 West Credit Avenue, Suite 101

Mississauga, Ontario, Canada

I have regrettably decided to resign from the Board of Aralez Pharmaceuticals, effective June 7, 2017.  I am not resigning as a result of any current dispute or disagreement with the Company.

While I have profound respect for the executive management team and for many Aralez Directors, there have been issues on which my board colleagues and I have not seen eye to eye.  However, I believe that Aralez’s management team and Directors are people of integrity and are focused on doing what they sincerely believe is in the best interest of their fiduciaries.

It is critically important that companies like Aralez succeed for the benefit of the patients they honorably serve and for the shareholders who enable their critical medicines to be developed and provided to patients in need.

I wish the company and its shareholders great success.

My Regards,

/s/ Jason Aryeh
Jason Aryeh